UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                             (AMENDMENT NO. 2)

                       Regeneron Pharmaceuticals, Inc
---------------------------------------------------------------------------
                           (Name of The Company)

                 Common Stock (Par Value $ 0.001 Per Share)
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                       (Title of Class of Securities)

                                75886F 10 7
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                               (CUSIP Number)

                              Terry L. Overbey
                        The Procter & Gamble Company
                         One Procter & Gamble Plaza
                         Cincinnati, OH 45202-3315
                               (513) 983-4463
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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                                May 31, 2000
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 75886F 10 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE PROCTOR & GAMBLE COMPANY
    IDENTIFICATION NUMBER 31-0411980

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,173,630

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    7,173,630

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,173,630

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%

14  TYPE OF REPORTING PERSON

    CO

                                SCHEDULE 13D

CUSIP No. 75886F 10 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE PROCTOR & GAMBLE PHARMACEUTICALS, INC.
    IDENTIFICATION NUMBER 31-1209457

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,173,630

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    7,173,630

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,173,630

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.9%

14  TYPE OF REPORTING PERSON

    CO

ITEM 1.        SECURITY AND ISSUER.
               --------------------

               This  Amendment  No.  2  (the  "Amendment  No.  2")  to  the
Statement on Schedule 13D (the Statement as so amended, the "Statement") relates to the Common Stock, par value $.001 per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are at 777 Old Saw Mill Road, Tarrytown, NY 10591.

ITEM 2.        IDENTITY AND BACKGROUND.
               ------------------------

               (a)  Name:  The Procter & Gamble Company
                           State of Incorporation:  Ohio
                           Principal Business:   Manufacture and marketing of
                                                 consumer products
                    Address of Principal Business: One Procter & Gamble Plaza
                                                   Cincinnati, Ohio 45202

                    Name:         Procter & Gamble Pharmaceuticals, Inc.
                    State of Incorporation:  Ohio
                    Principal Business:      Manufacture and marketing of
                                             pharmaceutical products

                    Address of Principal Business:  same

               (b) Not applicable

               (c) Not applicable

               (d) Not applicable

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               --------------------------------------------------

               Working Capital

ITEM 4.        PURPOSE OF TRANSACTION.
               -----------------------

               (a) Item 4(a) of the Statement is hereby amended and restated in full as follows:

               The Reporting Person presently beneficially owns an aggregate of 7,173,630 shares of Common Stock, of which 5,150,000 are shares of Common Stock owned directly by the Reporting Person and 1,450,000 are shares of Common Stock which may be acquired by the Reporting Person upon the exercise of Warrants (as defined below) to acquire shares of Common Stock that are currently exercisable by the Reporting Person and 573,630 shares of Common Stock are to be acquired by the Reporting Person on August 3, 2000 as described below. Of the total 7,173,630 shares so beneficially owned by the Reporting Person, 800,000 shares were acquired by the Reporting Person prior to June 30, 1997 (the "Initial Shares"), the date of the First Closing under the Securities Purchase Agreement described below, and the remaining shares of Common Stock and Warrants were acquired by the Reporting Person pursuant to the terms of a Securities Purchase Agreement, dated as of May 13, 1997 (the "Securities Purchase Agreement"), between the Reporting Person and the Company. At the same time as the parties entered into the Securities Purchase Agreement, the parties and/or their affiliates entered into (i) the Warrant Agreement, dated as of May 13, 1997 (the "Warrant Agreement") between the Reporting Person and the Company and (ii) the Registration Rights Agreement, dated as of May 13, 1997 (the "Registration Rights Agreement") between the Reporting Person and the Company. The Initial Shares were acquired by Procter & Gamble Pharmaceuticals, Inc., a wholly owned subsidiary of the Reporting Person pursuant to (i) a Stock Purchase Agreement, dated as of December 11, 1996 (the "Initial Purchase Agreement"), between Procter & Gamble
Pharmaceuticals, Inc. and the Company, and (ii) the Registration Rights Agreement, dated as of December 11, 1996 (the Initial Registration Rights Agreement), between Procter & Gamble Pharmaceuticals, Inc. and the Company.

               Of the total shares of Common Stock and Warrants acquired on June 30, 1997 pursuant to the Securities Purchase Agreement, 4,350,000 of Common Stock and all of the Warrants were acquired at the initial closing under the Securities Purchase Agreement on June 30, 1997 (the "First Closing"). At the First Closing, the Reporting Person acquired such shares of Common Stock and Warrants for an aggregate cash purchase price of $42,934,500.

               In addition, pursuant to its commitment in the Securities Purchase Agreement to acquire additional shares of Common Stock at the election of the Company prior to June 30, 2002, the Company sent notice on May 31, 2000 to the Reporting Person requiring such Reporting Person to acquire an additional 573,630 shares of Common Stock of the Company at a purchase price of $29.75 per share in cash (for a total consideration of $17,065,492.50). This per share price was the same price at which the Company issued shares of Common Stock in its public offering consummated on April 4, 2000. This transaction is scheduled to close 45 trading days from the date of notice (August 3, 2000).

               The purpose of the acquisition by the Reporting Person of all of the shares of Common Stock and Warrants beneficially owned by it is for general investment purposes and to realize the potential appreciation in the value of the Common Stock based on the Reporting Person's view of the prospects of the Company at the time the Reporting Person entered into the Securities Purchase Agreement. In making its investment, the Reporting Person considered the Company's plans and prospects, including the business opportunities that might arise from the commercial research and development collaboration arrangements between the parties contemplated by the ten year multi-project collaboration agreement to discover, develop and commercialize certain pharmaceutical products (the "Collaboration Agreement"), between the Reporting Person and the Company.

               The Reporting Person does not hold the shares of Common Stock or Warrants it beneficially owns with the purpose or effect of changing or influencing control of the Company. The Reporting Person has no representative on the Board of Directors of the Company nor any right to manage the business or affairs of the Company. In view of the expiration of the Reporting Person's commitment in the Securities Purchase Agreement not to sell any shares of Common Stock prior to June 27, 2000, the Reporting Person presently intends, subject to market conditions, to sell approximately 600,000 shares of Common Stock in open market transactions in the next several months in order to maintain its aggregate ownership interest in the Company at approximately the same level as was in effect prior to the issuance by the Company to the Reporting Person of the 573,630 shares of Common Stock to be issued on August 3, 2000. Any such decision by the Reporting Person as to the sale of such shares will depend on prevailing market conditions, the Reporting Person's view of the prospects of the Company and other factors. Separately, the term of the Collaboration Agreement is 10 years, but either party may terminate the agreement at the fifth anniversary of the Effective Date (as defined in the Collaboration Agreement) with one year's notice. The Reporting Person has made no decision to terminate the Collaboration Agreement and accordingly can give no assurances that it will or will not terminate such agreement.

               (b) None
               (c) None
               (d) None
               (e) None
               (f) None
               (g) None

ITEM 5.        INTERESTS IN SECURITIES OF THE COMPANY.
               ---------------------------------------

               (a) As of June 5, 2000 the Reporting Person beneficially owns 7,173,630 shares of Common Stock, inclusive of Warrants covering 1,450,000 shares of Common Stock, and representing 20.9% of the total shares of Common Stock.

               (b) The  Reporting  Person  has sole  voting  power over all shares of Common Stock so beneficially owned by it and does not share voting power over any such shares. The Reporting Person has sole dispositive power over all shares of Common Stock so beneficially owned by it and does not share dispositive power over any such shares.

               (c) None
               (d) Not applicable.
               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
               --------------------------------------------------------

               Item 6 to Schedule 13D is hereby amended and restated in its entirety as follows:

Securities Purchase Agreement
-----------------------------

               Pursuant to the Initial Purchase Agreement, the Reporting Person purchased 800,000 shares of Common Stock for an aggregate purchase price of $10,000,000.

               Pursuant to the Securities Purchase Agreement, the Reporting Person purchased at the First Closing, for an aggregate purchase price of $42,934,500, 4,350,000 shares of Common Stock and 1,450,000 Warrants. Each Warrant entitles the Reporting Person to purchase one share of Common Stock at any time during the five years subsequent to the Effective Date at an Exercise Price of $9.87 per share, in accordance with the Warrant Agreement.

               Pursuant to its commitment in the Securities Purchase Agreement to purchase $60,000,000 in the aggregate in shares of Common Stock during the 5-year period commencing at the First Closing, the Company sent a notice on May 31, 2000 to the Reporting Person requiring the Reporting Person to purchase an additional 573,630 shares of Common Stock at a cash purchase price of $29.75 per share 45 trading days thereafter (August 3, 2000).

               As part of the Securities Purchase Agreement, the Reporting Person agreed not to sell or dispose of any of the shares of Common Stock or Warrants owned by it during a 3-year period from the First Closing ending June 27, 2000. In addition, the Reporting Persons agreed not to purchase additional shares of Common Stock, in the open market or otherwise, if, after giving effect thereto, the Reporting Person would own in excess of 20% of the outstanding Common Stock and Class A Common Stock counting together as a class or more than 20% of the aggregate voting power of the Company's voting securities.

Warrant Agreement
-----------------

               Pursuant to the Warrant Agreement, each Warrant entitles the Holder to acquire one share of Common Stock at any time during the five years subsequent to such purchase at the Exercise Price. The Exercise Price is subject to adjustment upon the occurrence of certain anti-dilution events.

               Transfer by the Reporting Person of Warrants is subject to a right of first refusal in favor of the Company. If the Company does not elect to purchase all or any part of such offered Warrants, then within sixty (60) days, the Reporting Person may transfer all or part of such Warrants to the proposed purchaser.

               The Warrant Agreement shall terminate at 5:00 p.m., New York time on June 30, 2002. Notwithstanding the foregoing, the Warrant Agreement will terminate on any earlier date if all Warrants have been exercised.

Registration Rights Agreement
-----------------------------

               Pursuant to the Registration Rights Agreement, the holders of a majority of Registrable Securities, at any time from and after the third anniversary of the Effective Date, may, subject to certain limitations, make a total of two written requests (a "Demand Registration") to the Company for registration under the Securities Act of 1933 of all shares of Common Stock owned by or issuable upon the exercise of Warrants owned by the Reporting Person.

               The Company has also granted the Reporting Person certain customary piggyback registration rights to permit the Reporting Person to include shares of Common Stock owned by it in any registration statement filed for the account of the Company or to the holders of the Common Stock. The Reporting Person has also made certain holdback commitments not to sell shares of Common Stock following the completion of an underwritten public offering.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

               The   following   documents  are  between  the  Company  and
Reporting Person.

Exhibit 1      Joint Filing Agreement, dated June 2, 2000

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2000
                                      THE PROCTER & GAMBLE COMPANY




                                      By:/s/ David R. Walker
                                         -------------------------
                                         Name:  David R. Walker
                                         Title: Vice President and Controller





     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2000
                                      PROCTER & GAMBLE PHARMACEUTICALS, INC.

                                      By:/s/ David R. Walker
                                         -------------------------
                                         Name:  David R. Walker
                                         Title: Vice President and Controller